CENVEO, INC.

One Canterbury Green

201 Broad Street

Stamford, CT  06901

November 12, 2009

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Cenveo, Inc.
Registration Statement on Form S-3
File No. 333-162559

Ladies and Gentlemen:

On behalf of Cenveo, Inc. (the “Company”) and all other registrants under the above-captioned registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, request is hereby made that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. on November 13, 2009, or as soon thereafter as practicable.

In connection with the foregoing request for effectiveness, the Company hereby acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

By:	/s/ Kenneth Viret
Name:	Kenneth Viret
Title:	Chief Financial Officer